FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 21, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑  No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑  No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

•                  Euro Disney launches capital increase as the final step in its financial restructuring and key element for growth strategy

(Marne-la-Vallée, January 21, 2005)  Euro Disney S.C.A., operator of Disneyland Resort Paris, announced today the launch of the capital increase approved by its shareholders at the annual meeting of December 17, 2004 in a total amount of € 253,347,188 (issue premium included).  This capital increase is the final step in the Company’s financial restructuring, which is designed to provide liquidity, protection from business volatility and capital to maintain its existing asset base and add new attractions to fuel the Company’s growth strategy.

The capital increase will be implemented through the distribution to existing shareholders of preferential subscription rights.  The subscription price has been set at € 0.09 per share.  Shareholders may use the subscription rights to participate in the capital increase, or may choose to sell their rights on the market.  The subscription period will start on January 31, 2005 and will end on February 8, 2005, inclusive.  At the end of this period, non-exercised preferential subscription rights will be cancelled.

The Walt Disney Company has committed to cause an affiliate to subscribe for 1,111,111,112 new shares and a company owned by a trust for the benefit of H.R.H. Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family has committed to subscribe for 217,310,879 new shares in the offering.  A bank syndicate has agreed to underwrite the remaining shares.

The French prospectus relating to this offering has received the visa of the Autorité des marchés financiers (the “AMF”) under           n°05-027 on January 20, 2005.  The French prospectus includes the reference document registered by the AMF on January 10, 2005 under n° R. 05-003, and details of the share rights offering (note d’opération).  Copies of this prospectus are available free of charge from institutions authorized to receive subscriptions and at the registered office of Euro Disney S.C.A., Immeubles Administratifs, Route Nationale 34, 77700 Chessy, Seine-et-Marne. The prospectus will be available on the website of the Autorité des marchés financiers: www.amf-france.org and on the website of Euro Disney S.C.A.: www.eurodisney.com. The legal notice will be published in the Bulletin des Annonces Légales Obligatoires on January 24, 2005.

“The AMF draws the public’s attention to the following elements:

•  The paragraph 2.6 of the Note d’Opération describes the consequences of the issue on the shareholder’s position;

•  The statutory auditors included an observation in their report with respect to the change in accounting methods concerning the financial statements for fiscal year ended September 30, 2004 as well as to the going-concern principle, which is presented below:

“However, we draw your attention to the uncertainty about the Group’s ability to continue as a going-concern, which was the matter of emphasis reported above and which will be removed subject to the completion in cash of the share capital increase to which this Note d’Opération relates. As mentioned in the paragraph 2.2.16 “Use of proceeds” of the present “Note d’Opération”, the completion of this share capital increase is the last step of the restructuring of the Group. As a result, all other components of the restructuring agreements will become effective, in particular those related to the legal reorganization and to the financial debt of the Group;”

•  The implementation of the restructuring remains subject to, and the credit agreements, as amended, will become effective upon completion of the share capital increase and the legal reorganisation, no later than March 31, 2005. If those transactions do not occur by March 31, 2005, the parties to the memorandum of agreement will have 30 days to negotiate an alternative arrangement. If such an alternative arrangement cannot be agreed, most of the provisions of the memorandum of agreement would become null and void;

•  No dividends were declared or paid in respect of fiscal years 1997 through 2004 and Euro Disney S.C.A. does not expect to pay dividends for a substantial period of time.”

This press release is not an offer to sell or a solicitation to buy any securities in the rights offering and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The rights offering will be made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made.  The securities offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

Corporate Communication

Investor Relations

Pieter Boterman

Fiona Lord Duarte

Tel: +331 64 74 59 50

Tel: +331 64 74 58 55

Fax: +331 64 74 59 69

Fax: +331 64 74 56 36

e-mail: pieter.boterman@disney.com

e-mail: fiona.lord.duarte@disney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,033 additional third-party rooms located on the site), two convention centres, Disney Village (a dining, shopping and entertainment centre) and a 27-hole golf facility. The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land. Euro Disney S.C.A.’s shares trade in Paris (SRD), London and Brussels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: January 21, 2005

	By:	/s/ Diane Fuscaldo
Name: Diane Fuscaldo
Title: Director Corporate Controllership